                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
          13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT RULE 13D-2(a)
                                (AMENDMENT NO. )


                       Dairy Mart Convenience Stores, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    233860303
--------------------------------------------------------------------------------
                                 (CUSIP Number)


     Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                      Cleveland, Ohio 44114, 216-736-7204
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 August 9, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                   SCHEDULE 13D
CUSIP NO. 233860303                                                                               PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           TURKEY VULTURE FUND XIII, LTD.
--------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [  ]
                                                                                                   (b) [  ]

--------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           WC
--------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                                                       [  ]

--------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           OHIO

--------------------------------------------------------------------------------------------------------------------
              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           445,200
                                          --------------------------------------------------------------------------
            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY
                                          --------------------------------------------------------------------------
                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING                         445,200
                                          --------------------------------------------------------------------------
               PERSON                     10    SHARED DISPOSITIVE POWER

                WITH
--------------------------------------------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           445,200
--------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                                                     [  ]

--------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.9%
--------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           OO
---------  ---------------------------------------------------------------------------------------------------------

CUSIP NO. 233860303


         This original Statement on Schedule 13D is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company, for the purpose of reporting acquisitions of shares of common stock, par value $0.01 per share, of Dairy Mart Convenience Stores, Inc., a Delaware corporation.

Item 1.  Security and Issuer.
         -------------------

         This Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Shares"), of Dairy Mart Convenience Stores, Inc., a Delaware corporation ("Dairy Mart"), which has its principal executive offices at One Dairy Mart Way, 300 Executive Parkway West, Hudson, Ohio 44236.

Item 2.  Identity and Background.
         -----------------------

       (a) This Schedule 13D is filed by Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting acquisitions of Shares of Dairy Mart. Richard M. Osborne is the sole manager of the Fund.

       (b) The address of the Fund, and the business address of Mr. Osborne, is 8500 Station Street, Suite 113, Mentor, Ohio 44060.

       (c) The principal business of the Fund is to acquire, hold, sell or otherwise invest in all types of securities and other instruments. Mr. Osborne's principal occupation is President and Chairman of the Board of OsAir, Inc., a property developer and manufacturer of industrial gases for pipeline delivery. OsAir, Inc. is located at 8500 Station Street, Suite 113, Mentor, Ohio 44060.

       (d) Negative with respect to the Fund and Mr. Osborne.

       (e) Negative with respect to the Fund and Mr. Osborne.

       (f) The Fund is a limited liability company organized under the laws of the State of Ohio. Mr. Osborne is a citizen of the United States of America.

Item 3.       Source and Amount of Funds or Other Consideration.
              -------------------------------------------------

       The Shares reported herein as having been acquired by the Fund were acquired for the aggregate purchase price of approximately $459,930 (excluding commissions) with a combination of working capital of the Fund and margin debt from First Union Securities, Inc. ("First Union").

       Interest on the First Union margin debt is computed at a select rate above the rate banks charge securities brokers ("brokers call money rate") and is subject to change, without notice, if the brokers call money rate changes. To the extent permitted by law, First Union has a lien on certain of the Shares reported herein as having been acquired by the Fund. A copy of the agreement setting forth the terms of the Fund's First Union margin debt is attached hereto as Exhibit 7.1.



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


CUSIP NO. 233860303

Item 4.       Purpose of Transaction.
              ----------------------

       Mr. Osborne and the Fund purchased the Shares to acquire a significant minority interest in Dairy Mart for the purpose of investment and to attempt to influence the business strategies and operations of Dairy Mart. Depending on market conditions, developments with respect to Dairy Mart's business and other factors, Mr. Osborne and the Fund reserve the right to acquire additional Shares.

       Mr. Osborne intends to meet with senior management of Dairy Mart to discuss its business strategies and opportunities, as well as management plans to increase stockholder value. Mr. Osborne believes it is incumbent upon current management to take all necessary steps to increase stockholder value. Mr. Osborne may, upon review of relevant information about the business and operations of Dairy Mart, propose changes in the business strategies and structure of Dairy Mart, including but not limited to, proposing a merger or sale of Dairy Mart or a sale or transfer of a material amount of the assets of Dairy Mart.

       Pursuant to the instructions for items (a) through (j) of Item 4 of
Schedule 13D and except as set forth above in this Item 4, neither the Fund nor Mr. Osborne presently has plans or proposals that relate to or would result in any of the following:

       (i) the acquisition or disposition of Shares;

       (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Dairy Mart;

       (iii) the sale or transfer of a material amount of assets of Dairy Mart;

       (iv) a change in the present board of directors or management of Dairy Mart;

       (v) a material change in the present capitalization or dividend policy of Dairy Mart;

       (vi) a material change in the business or corporate structure of Dairy Mart;

       (vii) a change to the Restated Certificate of Incorporation or Amended and Restated Bylaws of Dairy Mart or an impediment to the acquisition of control of Dairy Mart by any person;

       (viii) the delisting from the American Stock Exchange of the Shares;

       (ix) a class of equity securities of Dairy Mart becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

       (x) any action similar to any of those enumerated in (i) through (ix) above.



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


CUSIP NO. 233860303

       Mr. Osborne and the Fund reserve the right to modify their plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, they may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (x) above or in Item 4 of
Schedule 13D.

Item 5.       Interest in Securities of the Issuer.
              ------------------------------------

       (a) According to the most recently available filing with the Securities and Exchange Commission by Dairy Mart, there are 5,004,592 Shares outstanding.

       The Fund beneficially owns 445,200 Shares, or approximately 8.9% of the outstanding Shares. As sole Manager of the Fund, Mr. Osborne may be deemed to beneficially own all Shares held by the Fund.

       (b) Mr. Osborne, as sole Manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Fund.

       (c) During the past 60 days, the Fund purchased 445,200 Shares in open market transactions as set forth below:


                                                           Approximate Per
                                                             Share Price
      Date               Number of Shares              (Excluding Commissions)
      -----              ----------------              -----------------------
 8/3/01                         175,700                         $1.05

 8/6/01                          25,000                         $1.10

 8/7/01                           6,500                         $1.05

 8/8/01                          25,000                         $1.10

 8/9/01                          50,500                         $1.02

8/10/01                          10,100                         $1.02

8/13/01                           7,200                         $1.02

8/16/01                          70,500                         $1.02

8/20/01                          17,200                         $1.00

8/22/01                           4,000                         $0.99

8/23/01                           8,300                         $0.99

8/31/01                          45,200                         $0.96


       (d)  Not Applicable.

       (e)  Not Applicable.



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CUSIP NO. 233860303

Item 6.        Contracts, Arrangements, Understandings or Relationships With
               -------------------------------------------------------------
               Respect to Securities of the Issuer.
               ------------------------------------

       Not Applicable.

Item 7.        Material to be Filed as Exhibits.
               --------------------------------

       Exhibit 7.1 General Account Agreement Letter to Kemper Securities, Inc. (predecessor-in-interest to First Union) from Turkey Vulture Fund XIII, Ltd.



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


CUSIP NO. 233860303

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 4, 2001               TURKEY VULTURE FUND XIII, LTD.


                                       By:   /s/ Richard M. Osborne
                                          --------------------------------------
                                            Richard M. Osborne, Manager

CUSIP NO. 233860303

                                  Exhibit Index


         Exhibit 7.1 General Account Agreement Letter to Kemper Securities, Inc. (predecessor-in-interest to First Union) from Turkey Vulture Fund XIII, Ltd.






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